SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934

                       (Amendment No. 42)

                   THE NOSTALGIA NETWORK, INC.
                        (Name of Issuer)


                  Common Stock, $.04 par value
                 (Title of Class of Securities)

                           669 752107
                         (CUSIP Number)

                    Dong Moon Joo, President
                  Concept Communications, Inc.
                 650 Massachusetts Avenue, N.W.
                     Washington, D.C.  20001
                         (202) 789-2124
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         with a copy to:

                       Arthur E. Cirulnick
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5612
                         (202) 452-8600

                         March 28, 1997
              (Date of Event which Requires Filing
                       of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

                 (Continued on following pages)

                      (Page 1 of 41 Pages)

CUSIP No.  669 752107                          Page 2 of 41 Pages
                               13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  13,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              13,645,432 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107                          Page 3 of 41 Pages
                               13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  1,000,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     13,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              1,000,000 shares

                        10.   Shared Dispositive Power
                              13,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

CUSIP No.  669 752107                          Page 4 of 41 Pages
                               13D

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds

      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                       [  ]

6.    Citizenship or Place of Organization

      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                  0 shares
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                    0 shares

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                      [  ]

13.    Percent of Class Represented by Amount in Row (11)

       70.6%

14.    Type of Reporting Person

       CO

     This Amendment No. 42 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and supplemented by adding the following thereto:

     The funds for the $6,000,000 Communications loaned to the Issuer on March 31, 1997 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

     The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.   Proceeds of the Transaction.

     Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

     On March 21, 1997, Communications and the Issuer formally documented their agreement to provide to Communications a security interest in the Issuer's assets (the "Communications
Security Agreement").

     On March 28, 1997, Communications delivered to BDO Seidman, L.L.P., the Issuer's certified public accountants, a letter representing Communications' ability and intention to provide financial support to the Issuer throughout the remainder of 1997 (the "March 1997 Seidman Letter"). Communications' financial commitment to the Issuer for 1997 shall not exceed $19,500,000 (and may be less depending on the circumstances), including the $8,000,000 already forwarded to the Issuer during the year, as evidenced by the March 1997 Promissory Note and the March 31, 1997 Promissory Note (defined below). Pursuant to the terms of the March 1997 Seidman Letter, such financing shall be used to satisfy (i) programming commitments entered into prior to January 1, 1997, (ii) lease commitments entered into prior to January 1, 1997 and (iii) operating expenses incurred during 1997 to the extent such expenses are not satisfied by cash flow from operations. Such financial support shall not be used for programming commitments entered into after December 31, 1996 without written approval from Communications. In the March 1997 Seidman Letter, Communications also expressed its intent to modify the maturity dates of the existing loans which were due on February 1, 1997 and February 13, 1998 to provide for a maturity date on all such loans of February 1, 1998.

     On March 31 the Issuer and Concept executed a new promissory note in the principal amount of $18,112,193.70 (the "Concept Wrap Note") substituting and replacing: (i) the promissory note dated December 16, 1994 in the principal amount of $2,500,000; (ii) the promissory note dated March 29, 1995 in the principal amount of $4,000,000; (iii) the promissory note dated July 24, 1995 in the principal amount of $1,500,000; (iv) the promissory note dated October 2, 1995 in the principal amount of $2,000,000; (v) the promissory note dated January 4, 1996 in the principal amount of $1,000,000; (vi) the promissory note dated February 26, 1996 in the principal amount of $1,000,000; and (vii) the promissory note dated April 16, 1996 in the principal amount of $4,500,000 (collectively, the "Old Concept Notes"). The principal amount of the Concept Wrap Note equals the total unpaid principal on the Old Concept Notes and all accrued and unpaid interest thereon. The Concept Wrap Note is payable on February 1, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 31, 1997. The Concept Wrap Note is secured under the terms of the Security Agreement. Pursuant to the terms of the Concept Wrap Note, the Issuer must pay to Concept accrued interest of at least $40,000 per month, payable on the last day of each month commencing on April 30, 1997 until January 31, 1998.

     On March 31 the Issuer and Communications executed a new promissory note in the principal amount of $6,500,000 (the "Communications Wrap Note") substituting and replacing: (i) promissory note dated October 15, 1996 in the principal amount of $1,000,000; (ii) the promissory note dated November 1, 1996 in the principal amount of $1,500,000; (iii) the promissory note dated December 20, 1996 in the principal amount of $1,000,000;
(iv) the promissory note dated January 7, 1997 in the principal amount of $500,000; (v) the promissory note dated February 14, 1997 in the principal amount of $500,000; and (vi) the promissory note dated March 12, 1997 in the principal amount of $2,000,000 (collectively, the "Old Communications Notes"). The Communications Wrap Note is payable on February 1, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 31, 1997. The Communications Wrap Note is secured under the terms of the Communications Security Agreement. Pursuant to the terms of the Communications Wrap Note, the Issuer must pay to Communications accrued interest of at least $20,000 per month, payable on the last day of each month commencing on April 30, 1997 until January 31, 1998.

     On March 31, 1997, pursuant to the March 1997 Seidman Letter, Communications loaned to the Issuer $6,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "March 31, 1997 Promissory Note"). The March 31, 1997 Promissory Note is payable on February 1, 1998, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on March 28, 1997. The March 31, 1997 Promissory Note is secured under the terms of the Communications Security Agreement.

     The foregoing descriptions of the Communications Security Agreement, the March 1997 Seidman Letter, the Concept Wrap Note, the Communications Wrap Note, and the March 31, 1997 Promissory Note are qualified in their entirety by the text of the Communications Security Agreement, the March 1997 Seidman Letter, the Concept Wrap Note, the Communications Wrap Note, and the March 31, 1997 Promissory Note which are attached hereto as
Exhibit 42.1, 42.2, 42.3, 42.4 and 42.5 and are incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment
No. 42.

Item 7.   Items to be Filed as Exhibits

Exhibit   Description

42.1      Security Agreement dated March 21, 1997 by and between
          The Nostalgia Network, Inc. and Crown Communications
          Corporation

42.2      Letter dated March 28, 1997 from Crown Communications
          Corporation to BDO Seidman, L.L.P.

42.3      Promissory Note dated March 31, 1997 made by The
          Nostalgia Network, Inc. to Concept Communications, Inc.
          in the principal amount of $18,112,193.70

42.4      Promissory Note dated March 31, 1997 made by The
          Nostalgia Network, Inc. to Crown Communications
          Corporation in the principal amount of $6,500,000

42.5      Promissory Note dated March 31, 1997 made by The
          Nostalgia Network, Inc. to Crown Communications
          Corporation in the principal amount of $6,000,000

                           SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  April 4, 1997


                           CONCEPT COMMUNICATIONS, INC.


                           /s/ Nicholas Chiaia
                           By: Nicholas Chiaia, Secretary


                           CROWN COMMUNICATIONS CORPORATION


                           /s/ Nicholas Chiaia
                           By: Nicholas Chiaia, Secretary


                           CROWN CAPITAL CORPORATION


                           /s/ Nicholas Chiaia
                           By: Nicholas Chiaia, Secretary

                               EXHIBIT INDEX

Exhibit   Description                                       Page

42.1 Security Agreement dated March 21, 1997 by and between The Nostalgia Network, Inc. and
          Crown Communications Corporation

42.2      Letter dated March 28, 1997 from Crown
          Communications Corporation to BDO Seidman,
          L.L.P.

42.3      Promissory Note dated March 31, 1997 made by
          The Nostalgia Network, Inc. to Concept
          Communications, Inc. in the principal amount of $18,112,193.70

42.4      Promissory Note dated March 31, 1997 made by
          The Nostalgia Network, Inc. to Crown
          Communications Corporation in the principal amount of $6,500,000

42.5      Promissory Note dated March 31, 1997 made by
          The Nostalgia Network, Inc. to Crown
          Communications Corporation in the principal amount of $6,000,000